UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Dated as of March 9, 2004



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
 -------------------------------------------------------------------------------
                    (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated February 6, 2004

2. Press Release dated February 7, 2004

3. Press Release dated February 10, 2004

4. Press Release dated February 13, 2004

5. Press Release dated February 23, 2004

6. Press Release dated February 25, 2004

7. Press Release dated February 26, 2004

8. Press Release dated March 3, 2004

9. Press Release dated March 8, 2004





This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                                                    [Netia logo]

FOR IMMEDIATE RELEASE
---------------------


                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350

NETIA'S SHARE CAPITAL AS OF FEBRUARY 1, 2004
--------------------------------------------

WARSAW, Poland - February 6, 2004 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced its share capital has increased in connection with the exercise of certain warrants issued by Netia.

I.   SHARE CAPITAL.

As of February 1, 2004, Netia's issued and outstanding share capital was PLN 345,011,026 and represented 345,011,026 shares, PLN 1 par value per share, each share giving right to one vote at Netia's general meeting of shareholders.

A motion for the registration of the share capital increase by the Polish court was filed on February 6, 2004.

II.  WARRANTS ISSUED.

As of February 1, 2004, Netia issued 965,814 series J shares pursuant to the exercise of 657,504 two-year subscription warrants and 308,310 three-year subscription warrants by their holders at an issue price of PLN 2.53 per share. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia i.e. PLNETIA00014.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

III. OUTSTANDING WARRANTS.

As of February 2, 2004, the following warrants were traded on WSE:

(a) 31,766,717 two-year subscription warrants were traded on WSE under the ticker "NETPPO2, entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(b) 32,115,911 three-year subscription warrants were traded on WSE under the ticker "NETPPO3, entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

IV.  UPDATED INFORMATION ON NETIA'S SHARE CAPITAL.

Current information on Netia's share capital increases is constantly updated and made available at the Polish National Depositary for Securities and WSE as well as on Netia's website (www.investor.netia.pl). The share capital as currently registered by the Polish court, in the amount of PLN 344,486,821, reflects the status as of January 1, 2004, and will be amended following the consideration of a motion for the share capital increase filed with the court on February 6, 2004.

Share capital increases in connection with the exercise of Netia's outstanding warrants will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th day of each month, and, in addition, each time in the event of an exercise of warrants constituting 5% or more of all warrants issued by Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                                                    [Netia logo}

FOR IMMEDIATE RELEASE
---------------------


                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350


NETIA RECEIVES MOTIONS TO CONVENE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
-------------------------------------------------------------------------------

WARSAW, Poland - February 7, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that on February 7, 2004, it received motions from shareholders representing over one-tenth of Netia's share capital to convene an extraordinary general meeting of shareholders, in order to adopt changes in the composition of Netia's supervisory board and to set the remuneration for the supervisory board members.

The motions were filed in accordance with article 400 par. 1 of the Polish commercial companies' code. In accordance with the Polish law, Netia will convene a general meeting of its shareholders within two weeks from the date of receipt of the above mentioned motions.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                                                    [Netia logo]

FOR IMMEDIATE RELEASE
---------------------


                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350


NETIA CONVENES EXTRAORDINARY SHAREHOLDERS' MEETING
--------------------------------------------------

WARSAW, Poland - February 10, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that at the request of its shareholders listed below, which represent over one-tenth of Netia's share capital, it will hold an extraordinary general shareholders' meeting in Warsaw on March 11, 2004 at 14:00 hours Warsaw time, to adopt: (i) changes in the composition of Netia's supervisory board; and (ii) a decision on the remuneration of supervisory board members made up of the following multiples of average monthly remuneration in the enterprise sector from the last month of the last quarter, announced by the President of the Polish Main Statistical Office in the Official Journal of the Republic of Poland, "Monitor Polski": 1.2 times for supervisory board members; 1.4 times for the vice-chairman and 1.5 times for the chairman.

The extraordinary general shareholders' meeting is being convened at the request of the following shareholders of Netia:

(1) Pioneer Agresywnego Inwestowania FIO, Pioneer Akcji FIO, Pioneer Zrownowazony FIO, Pioneer Stabilnego Wzrostu FIO;

(2)  PKO/Credit Suisse Stabilnego Wzrostu FIO;

(3)  ING Nationale-Nederlanded Polska Otwarty Fundusz Emerytalny;

(4)  Otwarty Fundusz Emerytalny Commercial Union BPH CU WBK;

(5)  Otwarty Fundusz Emerytalny PZU ,,Zlota Jesien", and

(6)  AIG Otwarty Fundusz Emerytalny.

Participation in the Ordinary Shareholders' Meeting on March 11, 2004 (the
--------------------------------------------------------------------------
"Meeting")
----------

Shareholders holding publicly-traded bearer shares and registered shares shall have the right to participate in the Meeting provided that at least seven days prior to the date of the Meeting (i.e. by March 4, 2004, 17.00 hours Warsaw time), they deliver to the Company depository certificates issued by the brokerage house keeping such shareholder's securities account, or by Centralny Dom Maklerski PEKAO SA.

Shareholders that own non-publicly traded bearer shares shall have the right to participate in the Meeting provided that their shares are deposited with the Company at least seven days prior to the date of the Meeting, i.e. by March 4, 2004, 17.00 hours Warsaw time.

Proxies of shareholders who are legal persons must present an up-to-date copy of an extract from an appropriate register stating who is authorized to represent such entities, as well as respective powers of attorney. The power of attorney authorizing a proxy to participate in the Meeting must be in writing.

The list of Shareholders authorized to participate in the Meeting shall be available for inspection at the Company's offices three days prior to the Meeting.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                                                    [Netia logo]

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:  Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350


ADDITIONAL INFORMATION ON NETIA ACQUIRING EL-NET
------------------------------------------------

WARSAW, Poland - February 13, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that the final transaction costs of Netia's acquisition of Regionalne Sieci Telekomunikacyjne El-Net SA ("El-Net"), an alternative Polish telecommunications operator, amounted to approximately 5% of the purchase price, as opposed to previous estimates of the transaction costs amounting to 3% of the purchase price, published on January 29, 2004 (i.e., the difference does not exceed PLN 2 million).


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                                                    [Netia logo]

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:  Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

NETIA SA RESCHEDULES FINANCIAL RESULTS RELEASE DATE
---------------------------------------------------

WARSAW, Poland - February 23, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, confirmed today that its 2003 year end financial results will now be released after the close of the Warsaw Stock Exchange on Monday, March 1st, and not on Wednesday, February 25, 2004 as previously announced.

The President of the Management Board and CEO, Wojciech Madalski, and Chief Financial Officer, Zbigniew Lapinski, will now host a conference call on Tuesday, March 2nd, at 4:30 PM (CET) / 3:30 PM (UK) / 10:30 AM (Eastern) to review the results, and not on Thursday, February 26th, as previously scheduled. The conference call will be available for replay purposes as well. Netia followers will receive invitations to participate in this conference call.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                                                    [Netia logo]

FOR IMMEDIATE RELEASE
---------------------


                                            Contact: Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

RESIGNATION OF NETIA'S MANAGEMENT BOARD MEMBER
----------------------------------------------

WARSAW, Poland - February 25, 2004 - Netia SA ("Netia" or the "Company") (WSE:
NET), Poland's largest alternative provider of fixed-line telecommunications services, announced that Mr. Zbigniew Lapinski has today resigned from the position of the Management Board member with immediate effect. The Supervisory Board thanked Mr. Lapinski for his special contribution in the management of the Company.

Duties of the financial director of Netia will be temporarily performed by Mr. Dariusz Sokolowski, who was appointed today a proxy ("prokurent") of the Company. Previously, Mr. Sokolowski was the Management Board member and the financial director of RST El-Net SA.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                                                    [Netia logo]

FOR IMMEDIATE RELEASE
---------------------

                                           Contact:  Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

ACQUISITION OF NETIA SHARES
---------------------------

WARSAW, Poland - February 26, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it received a notification stating that following the purchase of Netia's shares, the subsidiaries of J.P. Morgan Chase & Co. jointly hold 28,917,766 Netia's shares, which represent 8.38% of Netia's outstanding share capital and 8.38% of the total voting power at Netia's general meeting of shareholders, as of February 25, 2004, as follows:

--------------------------------------------------- --------------------------- -----------------------------------------------
                                                                                   Percentage of Netia's share capital and
                     Company                                                      percentage of voting power at the general
                                                         Number of shares                  meeting of shareholders
--------------------------------------------------- --------------------------- -----------------------------------------------
J.P. Morgan Securities Ltd.                               16,187,642                                4.68%
--------------------------------------------------- --------------------------- -----------------------------------------------
J.P. Morgan Fleming Asset Management (UK) Limited         12,730,124                                3.69%
--------------------------------------------------- --------------------------- -----------------------------------------------

The above percentage holding of total share capital was calculated based on Netia's reported share capital as of February 1, 2004. Taking into account the number of series J shares issued until February 24, 2004 in connection with the exercise of Netia's subscription warrants, the shares jointly held by the subsidiaries of J.P. Morgan Chase & Co. represent 8.28% of Netia's share capital.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                                                    [Netia logo]

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:  Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

NETIA CONFIRMS AGENDA FOR EXTRAORDINARY GENERAL MEETING OF
----------------------------------------------------------
SHAREHOLDERS ON MARCH 11, 2004
------------------------------

WARSAW, Poland - March 3, 2004 - Netia SA ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that it will not be proposing any resolutions at the Extraordinary General Meeting of Shareholders to be held on March 11, 2004 (the "Meeting"), since the Meeting was convened at the request of Netia's shareholders representing over one-tenth of Netia's share capital (the "Shareholders").

As previously announced on February 10, 2004, the items on the agenda for the Meeting remain: (i) changes in the composition of Netia's supervisory board; and
(ii) a decision on the remuneration of supervisory board members.

Netia has, however, prepared a draft resolution on the latter issue, compliant with Netia's statute, for review on the Company's website at www.investor.netia.pl.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                                                    [Netia logo]

FOR IMMEDIATE RELEASE
---------------------


                                           Contact:  Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

NETIA'S SHARE CAPITAL AS OF MARCH 1, 2004
-----------------------------------------

WARSAW, Poland - March 8, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced its share capital has increased in connection with the exercise of certain warrants issued by Netia.

I.   SHARE CAPITAL.

As of March 1, 2004, Netia's issued and outstanding share capital was PLN 352,783,156 and represented 352,783,156 shares, PLN 1 par value per share, each share giving right to one vote at Netia's general meeting of shareholders.

A motion for the registration of the share capital increase by the Polish court was filed on March 5, 2004.

II.  WARRANTS ISSUED.

As of March 1, 2004, Netia issued 8,737,944 series J shares pursuant to the exercise of 7,239,517 two-year subscription warrants and 1,498,427 three-year subscription warrants by their holders at an issue price of PLN 2.53 per share. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia i.e. PLNETIA00014.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

III. OUTSTANDING WARRANTS.

As of March 2, 2004, the following warrants were traded on WSE:

(a) 25,184,704 two-year subscription warrants were traded on WSE under the ticker "NETPPO2, entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(b) 30,925,794 three-year subscription warrants were traded on WSE under the ticker "NETPPO3, entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

IV.  UPDATED INFORMATION ON NETIA'S SHARE CAPITAL.

Current information on Netia's share capital increases is constantly updated and made available at the Polish National Depositary for Securities and WSE as well as on Netia's website (www.investor.netia.pl). The share capital as currently registered by the Polish court, in the amount of PLN 345,011,026, reflects the status as of February 1, 2004, and will be amended following the consideration of a motion for the share capital increase filed with the court on March 5, 2004.

Share capital increases in connection with the exercise of Netia's outstanding warrants will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th day of each month, and, in addition, each time in the event of an exercise of warrants constituting 5% or more of all warrants issued by Netia.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Date:  March 9, 2004



                                               NETIA S.A.



                                               By:   /s/ Wojciech Madalski
                                                    ----------------------------
                                               Name: Wojciech Madalski
                                               Title: President of the Company




                                               By:   /s/ Dariusz Sokolowski
                                                    ----------------------------
                                               Name:   Dariusz Sokolowski
                                               Title:  Registered Proxy